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April 20, 1994



Tesoro Petroleum Corporation
8700 Tesoro Drive
San Antonio, Texas  78217

Gentlemen:

        We have acted as counsel for Tesoro Petroleum Corporation, a Delaware corporation (the "Company"), in connection with the authorization of an aggregate of 1,669,998 shares (the "Shares") of Common Stock, $.16 2/3 par value, of the Company, to be issued pursuant to the Tesoro Petroleum Corporation Executive Long-Term Incentive Plan (the "1993 Plan") and the Tesoro Petroleum Corporation Amended Incentive Stock Plan of 1982 (the "1982 Plan").

        In connection therewith, we have examined, among other things, the 1993 Plan, the 1982 Plan, the Certificate of Incorporation and Bylaws of the Company and the corporate proceedings with respect to the issuance of the Shares and such other corporate documents as we have deemed appropriate.

        Based on the foregoing, and having due regard for such legal considerations as we have deemed relevant, we are of the opinion that the Shares have been duly authorized by all requisite corporate action and when issued in accordance with the terms of the 1982 Plan or the 1993 Plan, as the case may be, will be validly issued, fully paid and nonassessable.

        The opinions expressed herein are limited exclusively to the laws of the State of Texas, the General Corporation Law of the State of Delaware and the federal securities law of the United States of America.

        The opinions expressed herein are for your sole benefit and may be relied upon only by you.

        We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form S-8.

                                 Very truly yours,

                              /s/ Flubright & Jaworski L.L.P.